November 29, 2024

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	GCL Global Holdings Ltd
Amendment No. 3 to Registration Statement on Form F-4
Filed November 12, 2024
File No. 333-280559

Ladies and Gentlemen:

On behalf of GCL Global Holdings Ltd. (the “Company”), referenced by CIK No. 0002002045, we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 26, 2024, relating to the Company’s Registration Statement on Form F-4 filed via EDGAR on November 12, 2024 (the “Registration Statement”).

The Company is concurrently submitting via EDGAR Amendment No. 4 to the Registration Statement on Form F-4 (the “Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 3 to Registration Statement on Form F-4

Questions and Answers for Stockholders of RFAC

Q: What equity stake will holders of RFAC Public Shares, holders of Company Shares and the Sponsor hold in PubCo upon completion..., page 15

1.	We note that you entered into a Note Purchase Agreement for $20,025,000 of Convertible Notes, which will be convertible into PubCo's fully paid and nonassessable shares that will be exchanged for Merger Consideration Shares at Closing. We further note your cover page disclosures where you state "[i]t is anticipated that, upon completion of the Business Combination, not including PubCo Ordinary Shares that may be issued in connection with the Transaction Financing, (i) 127,799,369 PubCo Ordinary Shares" will be issued. Please tell us how you have reflected the additional shares that will be issued to the Transaction Investors in the share ownership information for PubCo in the tables on page 17 and elsewhere throughout the filing. In addition, tell us whether the 2.0 million shares, which you currently classify as Sponsor incentive shares, were impacted by the Transaction Financing. If not, explain why and revise your disclosures accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the cover page and pages 17, 18, 35, 44, 45, 47, 105, 132, 158 of Amendment No. 4 to clarify that (i) the shares issuable pursuant to the Note Purchase Agreement for the $20,025,000 of Convertible Notes are already included in the 120,000,000 PubCo Ordinary Shares (i.e., Merger Consideration Shares) to be issued to the Company Shareholders at the closing of the business combination, and (ii) the 2.0 million shares, which are currently classified as Sponsor incentive shares, were not impacted by the Convertible Notes financing as these incentive shares are separate from, and not contingent on, this Convertible Notes financing.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 112

2.	We note the maximum redemptions assuming no waiver of the Minimum Cash Condition scenario assumes that 1,279,193 RFAC Public Shares will be redeemed at an assumed price of $11.15 per share and still allow RFAC to meet the Minimum Cash Condition of $25.0 million available to PubCo at closing from Trust Account and Transaction Financing. Please provide us with your calculations that support these assumptions.

Response: The Company acknowledges the Staff’s comment and has attached Annex A hereto in response to the comment.

Audited Financial Statements of GCL Global Limited

Note 2. Summary of Significant Accounting Policies

Indefinite-lived intangible assets, page F-69

3.	We continue to consider your responses to prior comments 6 - 8 regarding the accounting for your indefinite-lived intangible assets and may have further comments.

Response: The Company acknowledges the Staff’s comment and will await further updates or additional comments from the Commission.

Exhibits

4.	Please revise to include Marcum Asia CPAs LLP's consent for the inclusion of their report with respect to the audit of GCL Global Holdings Ltd.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 4 to include Marcum Asia CPAs LLP’s consent for inclusion of their report with respect to the audit of GCL Global Holdings Ltd.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Sebastian Toke, Chief Executive Officer, GCL Global Holdings Ltd Tse Meng Ng, Chief Executive Officer, RF Acquisition Corp.

Annex A

Maximum redemption value (2) / Assumed Redemption price per share (1) =  Maximum redemption of RFAC public shares (3)

(1) Assumed redemption price calculation

RFAC pro forma Class A common stock subject to possible redemption	$17,558,995.00
Divided by: RFAC public share subject to possible redemption	1,574,369
Assumed redemption price per share	$11.15

(2) Maximum redemption value calculation

Pro forma Combined cash and cash equivalents balance under Scenario 1 Assuming No redemption	$25,266,886.00
Add: pro forma adjustment tick mark (M) settlement of estimated transaction cost from RFAC	9,500,000.00
Add: pro forma adjustment tick mark (N) settlment of estimated transaction cost from GCL	2,809,431.00
Add: GCL cash paid for transaction cost as of March 31. 2024	1,690,568.95
Total adjusted cash balance before redemption under Senario 2 assuming maximum redemption - no waiver of the Minimum Cash Condition	$39,266,885.95
Less: minimum cash condition*	$25,000,000.00
Maximum redemption in USD	$14,266,885.95

*“Minimum Cash” means the aggregate cash available to PubCo at the Closing from the Trust Account and the Transaction Financing (after giving effect to any redemptions but prior to paying any RFAC Transaction Expenses and Company Transaction Expenses), shall equal or exceed $25,000,000;

(3) Maximum redemption of RFAC public shares under Senario 2 assuming maximum redemption - no waiver of the Minimum Cash Condition	1,279,193